Ex 99.1

Qutoutiao Inc. Responds to the False and Misleading Report by Wolfpack Research

SHANGHAI, China, December 27, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today responded to the false and misleading statements made by a report (“the Report”) published by Wolfpack Research on December 10, 2019.

The statements in the Report are based on numerous factual errors and an overall misunderstanding of the Company’s business. The Report arrived at false conclusions after misquoting by a wide margin our publically disclosed financial figures and making a series of unsubstantiated claims some of which can easily be proven to be fabrications.

The Company is committed to the highest standards of conduct. Our consolidated financial statements are prepared in accordance with U.S. GAAP and in compliance with the rules and regulations of the SEC. To protect the interests of its shareholders, the Company hereby responds to each of the Report’s key errors below.

1. Allegation that the Vast Majority of Qutoutiao’s Revenue and Cash Are Non-existent.

The Report’s claim that our revenues are fake is due to a lack of understanding of our business and accounting standards.

1) Dianguan plays a vital role in Qutoutiao's business

Dianguan creates value for Qutoutiao through its cooperations with our other subsidiaries that operate our various applications. Take Shanghai Jifen, which primarily engages in the operation of our Qutoutiao mobile application, as an example. In this cooperative relationship, Dianguan serves both as an agent and an in-house advertising platform for Jifen.

As an agent, Dianguan serves as the Jifen’s sales agent in selling Jifen’s advertising solutions to second-tier advertising agents, the end advertisers are the customers of Jifen as they specifically select Qutoutiao to display its advertisement and the performance obligation of Jifen is to provide the underlying advertising display services. Dianguan collects advances from end customers, usually through second-tier agents. Advances are recognized as revenues when advertisement displays and/or clicks are delivered on Qutoutiao.

As an in-house advertising platform, Dianguan leverages its technology to provide a bidding system for placing advertisements on Qutoutiao.

The differences between the SAIC report and the credit report for Dianguan are mainly attributable to different presentation methods. In the SAIC report, we presented revenues and costs on a net basis, while in the credit report we were suggested to present on a gross basis. The net profit and net asset (total equity) in the two presentations had no material differences with each other.

The consolidated financial statements for Qutoutiao are prepared in accordance with US GAAP. Dianguan and Jifen are both wholly owned subsidiaries of Qutoutiao and any internal transactions between the two are fully eliminated upon consolidation. It is incorrect to simply sum up the accounts of subsidiaries on a standalone basis and draw comparisons with the consolidated statements.

2) The Report’s claim that our cash balance is fake is groundless

As of September 30, 2019, the Company had cash, cash equivalents and short-term investments of RMB2,120.1 million, including cash and cash equivalents of RMB525.4 million, and short-term investments of RMB1,594.7 million, the detailed breakdown of which is as follows:

Bank	Details	Amount in RMB	% of Total
Bank A	Time deposit (over three months)	353,645,000.0	22.2%
Bank B	Time deposit (over three months)	855,184,339.0	53.6%
Bank C	Time deposit (over three months)	57,997,780.0	3.6%
Bank D	Wealth management products	326,710,000.0	20.5%
Bank E	Wealth management products	1,122,345.6	0.1%
Total		1,594,659,464.6	100.0%

As of September 30, 2019, 79.4% of the Company’s short-term investments were time deposits over three months and the remaining 20.6% were wealth management products (“WMPs”). WMPs are essentially RMB-denominated savings products with interest rates ranging from 2.4% to 2.9%1 per annum and maturity period within 1 year or on revolving terms. The WMPs we invested in are offered by large state-owned and reputable financial institutions in the PRC, and the underlying investments of these WMPs are predominantly low risk fixed income products and money market instruments. WMPs are legitimate liquid investments in China and are widely used by mainstream companies for cash management. There were instances of fraud in the past involving WMPs of other companies, but that is no reason to question the credibility of all WMPs without any real basis.

2. Allegation that Qutoutiao Removed the Gatekeeper with Dianguan Acquisition

1) Our rationale to acquire Dianguan

When Qutoutiao first commenced on its business, due to our limited operating history and human resources, we collaborated with various third-party advertising platforms to efficiently and rapidly fill advertisement space on our mobile applications. Thus, we historically generated a significant portion of our net revenues from a limited number of third-party advertising platforms, for example, Baidu used to be our largest customer, it contributed 69.9% and 43.7% of our net revenues in 2016 and 2017, respectively. However, such concentration risk may cause significant fluctuations of our operational results in that any adverse change in our relationship with these advertising platforms, including our arrangements with them, or a decrease in the amount or quality of the advertisements placed by these platforms on our mobile applications may materially and adversely affect our results of operations.

As our business grew rapidly and substantially, it made perfect sense to start building our own distribution capabilities, i.e., an in-house advertising platform. The benefit of owning an in-house

[1]	Actual interest rate for the eleven months ended November 30, 2019.

advertising platform is not only enhanced monetization efficiency as we can improve advertising technology for better matching of supply and demand which results in higher average revenue per user (“ARPU”), it also allows our business to become independent and obtain long-term viability.

This was why in February 2018 we made the decision to acquire Dianguan which then became our in-house advertising platform. At the time of this acquisition, Dianguan had built up a good technical base as it owned several intellectual properties, which were valuable assets for us to further develop our proprietary advertising platform related technology. The acquisition decision was made after thorough due diligence, the purchase consideration of RMB15 million was supported by a valuation report. This acquisition enabled our in-house advertising platform to grow from zero to one, and also ensured the rapid growth of our advertising business. Post-acquisition, Dianguan was fully integrated with our internal resources including other subsidiaries, which, after continuous investments, developed into our proprietary programmatic advertising system. Dianguan has become more technologically advanced since the completion of the acquisition, and it has been leveraging its advantages in technology and algorithm to act as an agent for other media platforms in China, which has enriched our revenue mix. The fact that the bulk of our revenues are now generated by Dianguan with ARPU at reasonable levels is evidence that we have made a successful acquisition.

Therefore, the reduction of Baidu’s revenue share and the increase of Dianguan’s revenue share has nothing to do with ‘removing a gatekeeper’. It is a natural transition and a very positive and healthy development for a young business as it successfully grew and secured a position in a highly competitive industry.

2) The Report claims that Dianguan has no actual operations

Dianguan’s programmatic advertising system operates on the basis of automatic bidding whereby advertising customers can bid for the specific advertisment inventories created by applications operated by Qutoutiao. The system considers a wide range of parameters to determine the timing, the location and the frequency of exposure for each advertisement, including price bid, predicted click-through rate and content relevance, etc., with the objective of delivering advertisments to their most receptive and interested audience and consequently maximize our revenues.

Below is a snapshot of Dianguan’s company website:

Below is a snapshot of Dianguan’s ICP license:

Below is a snapshot of Dianguan’s copyright certificates for its self-service platform:

The Report has falsely concluded that Dianguan has no actual operations just because they “found no Dianguan staff standing by and ready to take orders”, which is an unfortunate result of not understanding that Dianguan mainly operates its business through second-tier advertising agents. Second-tier advertising agents can often represent customers in bidding on advertising platforms, it is therefore perfectly normal for customers to find that their second-tier agents can place advertisments on their behalf without themselves having to interact with Dianguan directly. The Report also quotes two advertising agents who claimed to be “core” advertising agents for QTT - the truth is, Hunan Jie Jisuan Computer Tech Company (湖南皆计算网络科技有限公司) is one of QTT’s agents with year-to-date transactions amounting to only RMB0.4 million; as for Shanghai Jusou Info Tech Co. (上海聚搜信息技术有限公司), we do not have any direct business relationships with that particular advertising agent per our internal check.

3. Allegation that Nearly 50% of Qutoutiao’s Advertisments Come from Undisclosed Related Parties, or Qutoutiao Itself

1)	The claim is invalid as the Report relies on inadequate sample size that lacks statistical significance

The total number of advertisements placed on Qutoutiao’s platform per day exceeds 2,000,000,000. Therefore, analyzing 50,0002 advertisements (i.e., only 0.0025% of total) concentrated in a very confined period (i.e., four hours on September 12, 2019) on Qutoutiao’s platform would lead to skewed results, especially considering that behind the very limited sample size is a very limited number of test phones that are not capable of replicating the diverse behaviours exhibited by our 42 million daily active users.

As our programmatic advertising system considers a wide range of parameters to determine which advertisement to display, including price bid, predicted click-through rate and content relevance, any results generated by a miniscule sample through a tiny group of fake users (i.e., test phones) could inevitably be skewed. That is to say, as the test phones probably have some identical or similar characteristics, when these test phones frequently send requests to our advertising system in a short period of time, it could respond to these “fake requests” by recommending similar contents, so that the advertisments received by these fake users are concentrated in a specific type, which cannot represent the actual overall situation.

2)	The Report claims that our related party transactions are not fully disclosed

Qutoutiao follows three important steps to present and disclose related party transactions:

a)	“Identify” - Our financial reporting team maintains and regularly updates a full list of affiliate companies to facilitate our identification of related party transaction.
b)

“Report and approve” - The Audit Committee of the board of Qutoutiao is now composed of independent directors only. Qutoutiao abides by all relevant U.S. securities laws and regulations and NASDAQ listing rules in reporting potential related party transactions to the Audit Committee and obtaining its approvals before entering into such transactions.

c)

“Disclose” -  Qutoutiao has fully disclosed its material related party transactions in its previous filings with the SEC. For related party transactions that occurred between 2016 and 2018, including those with companies controlled by or affiliated with Mr. Tan and those with other related parties, we have disclosed such transactions appropriately on page 111 and page F-45 of our annual report on Form 20-F for the fiscal year ended December 31, 2018 and on page 167 and page F-82 of our prospectus dated on September 14, 2018.

For related party transactions that occurred in the six months ended June 30, 2019, including those with companies controlled by Mr. Tan, we have disclosed such transaction appropriately on page F-41 of Exhibit 99.1 on Form 6-K dated on November 19, 2019.

The Report lists some of our related parties on page 18 and calls them “undisclosed without any reasonable grounds. We have summarized all of our material related party transactions occurred in 2018 and in the six months ended June 30, 2019 in the table below which is extracted from our SEC filings as mentioned above:

[2]

The Report claims it has “12 separate samples over a recent two-week period”, our data analysis has shown that even a 12-fold sample size is of no statistical significance in a period as long as two weeks.

In RMB	Twelve months ended		Six months ended
	December 31, 2018		June 30, 2019
	Amount	% of Total	Amount	% of Total
Service provided by Qutoutiao Inc.
Agent and platform services provided to a related party
-Related party in which Mr. Tan was a key management	29,597,143	0.98%	-	-
Advertising and marketing services provided to related parties
-Related parties under common control of Mr. Tan	-	-	144,462,450	5.77%
-Related party in which Mr. Tan was a key management	4,450,962	0.15%	-	-
-Other related party	12,996,513	0.43%	-	-
Subtotal	47,044,618	1.56%	144,462,450	5.77%
Net revenues	3,022,145,785	100.00%	2,504,796,664	100.00%

Service received by Qutoutiao Inc.
Advertisement costs charged from a related party
-Related party under common control of Mr. Tan	-	-	14,758,169	0.39%
Advertising service fee charged from related parties
-Related party under common control of Mr. Tan	-	-	669,123	0.02%
-Other related party	15,815,201	0.32%	-	-
Cloud server and other services fee charged from a related party
-Other related party	13,875,839	0.28%	-	-
Subtotal	29,691,040	0.59%	15,427,292	0.41%
Total cost and operating expenses incurred	5,004,483,861	100.00%	3,783,609,857	100.00%

All of our transactions with related parties during these periods were executed at a market rate comparable with those we make with independent third parties. The Report also mentioned transactions with two of our affiliates, “Shanghai Tujin3” and “Shanghai Fangce” as “undisclosed” - the fact is that we have identified them as companies under common control of Mr. Tan, the transactions with companies under common control of Mr. Tan that occurred in 2018 and in the six months ended June 30, 2019 had been approved by the Audit Committee and appropriately disclosed in our filings with the SEC, as we have detailed the locations of these disclosures above.

3)	The Report claims that Mr. Tan’s other companies share offices, management and resources with Qutoutiao Inc.

We share the same ‘OFFICE COMPLEX’ (i.e., Xingchuang) with some of our related party companies as well as numerous other technology-focused companies we never cross path with or know of, but in no case do we share the same ‘OFFICE’ with any company which is what we have been wrongly accused of doing. Therefore our related party companies and us are operationally separate, in the sense that every company has its own set of team who is solely responsible for the running of its business.

[3]	The Report has mistakenly used the name “Shanghai Sujin” for Mengtui’s operating entity, which should be “Shanghai Tujin”.

As of December 31, 2018, Qutoutiao had signed several contracts to lease 6,303 square meters at Xinchuang, accommodating 887 staff members, on average 7.11 square meters for each staff member.

As of September 30, 2019, Qutoutiao had signed several contracts to lease 10,818 square meters at Xingchuang, accommodating 1,497 staff members, on average 7.23 square meters for each staff member.

We had 1,865 and 3,036 full-time employees plus interns as of December 31, 2018 and September 30, 2019, respectively, below is a breakdown by location. Our Shanghai office employed 887 and 1,497 staff members as of these two dates.

Location	As of December 31, 2018	As of September 30, 2019
Shanghai	887	1,497
Beijing	332	571
Wuhu	626	733
Others	20	235
Total	1,865	3,036

4. The Report Claims that Qutoutiao’s Applications is a Malware Nightmare

We have strict and comprehensive user privacy policies that are fully in compliance with laws and regulations in China. All users reserve the right to grant or decline our access to their personal data and information. Any access granted to us will be subject to the terms of the privacy agreement that users have agreed to. We have no access and we do not request access to user information beyond the scope and purpose of delivering our products and services and optimizing in-application user experiences. We are neither capable of nor having a reason for operating users’ mobile phone functions without users’ knowledge as the author imagined. While denying us access would lead to less than optimal user experiences, it does not affect or prohibit users from running our applications within their normal functional capacities.

5. The Report Claims that Qutoutiao’s Loyalty Program Creates Fake Ad Traffic and User Growth

The author’s allegations regarding our loyalty program are the unfortunate result of not understanding our business. The author does not at the least take due care to quote the correct financial figures, as the author claims that “as of Q2 2019, trailing twelve-month loyalty program expenses totaled $701.8 million, or 100.2% of its SEC reported revenue”, while our reported figures were RMB 2,074 million (or approximately USD 300 million), or 43% of SEC reported revenue. Our loyalty programme works in exactly the same way as any other loyalty programmes offered by any businesses such as airlines, hotels, restaurants, etc., all for the purpose of showing appreciation towards loyal users. It is a paltry amount in monetary terms which currently stands at RMB0.14 (consistently reduced from the peak of RMB0.25 in the third quarter of 2018) per active user per active day which corresponds to 61 minutes’ time spent. Nobody would spend 61 minutes to merely earn RMB0.14 unless she/he finds the content relevant and engaging, in the same way as nobody would take a flight solely for the purpose of earning miles unless she/he does need to travel to a particular destination. Therefore, there does not exist “fake user growth” or “fake ad traffic” as the author erroneously presumes.

6. The Report Claims that Mr. Tan’s Personal Expenditures and Investments Have Been Enabled by Cashing out at Qutoutiao

Mr. Tan has not sold a single share of Qutoutiao during the IPO or after the IPO, and has taken on the CEO role to drive the business forward. All the shares owned by Mr. Tan are founder’s shares, and Mr. Tan has not earned any share rewards for his role as the CEO or Chairman of the Company. Mr Tan has not pledged any of his shares to obtain cash advances either. This clearly demonstrates Mr Tan’s long-term commitment to shareholders to build Qutoutiao into a world-class internet company. Mr. Tan’s personal property purchases are his private affairs, and not a matter of concern for the Company.

7. The Report Has Been Inconsistent and Dishonest in Referencing the Lawsuits Qutoutiao Has Handled.

The Report claimed that Shanghai Jifen had 67 lawsuits on page 23, while its Appendix A listed 69 lawsuits, which contained 18 duplicates. Among the 51 unique cases remaining：

1)

49 cases were related to content infringement disputes that occurred during our normal business operations, with liabilities capped at RMB50,000 for each case, of which 45 cases have been withdrawn by plaintiffs; for the outstanding four cases, we intend to argue for the Safe Harbor Principle that is universally applicable in both China and US in internet Intellectual Property area for liability exemption with maximum potential liabilities estimated to be RMB 0.16 million;

2)	one case relating to advertisement contract dispute was terminated in 2019 and the court ruled in Qutoutiao’s favor;
3)	One case was settled in 2018.

At the time of this response, the pending litigation shall not have material impact on our daily normal business operations and we do not record any contingent liabilities relating to these pending litigation.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "fu ture," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  qutoutiao@tpg-ir.com